Exhibit 99.1

argenx to receive first clinical milestone payment for product candidate developed under option agreement with AbbVie

-     Initiation of first-in-human clinical trial

with antibody product candidate ABBV-151 (ARGX-115)

March 14, 2019

Breda, the Netherlands/Ghent, Belgium – argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced that ABBV-151, an antibody product candidate formerly named ARGX-115 and exclusively licensed to AbbVie, has now commenced clinical development with the initiation of a first-in-human clinical trial. The attainment of this development milestone triggers a $30 million payment by AbbVie.

“ABBV-151, previously called ARGX-115, was created as part of our Innovative Access Program translating the early work on novel immuno-oncology target glycoprotein A repetitions predominant (GARP) into an antibody with first-in-class therapeutic potential. We are pleased with the progress AbbVie has made since exercising its exclusive license option to this program last year and we look forward to following the ongoing clinical development closely in patients with locally advanced, or metastatic solid tumors,” commented Tim Van Hauwermeiren, CEO at argenx.

argenx and AbbVie entered into a collaboration in April 2016 and argenx has received $90 million under the collaboration to date, including the first clinical development milestone achieved today. argenx is eligible to receive development, regulatory and commercial payments upon achievement of pre-determined milestones as well as tiered, up to double-digit royalties on net sales upon product commercialization.

About ABBV-151 (formerly ARGX-115)

ABBV-151 was discovered using argenx’s SIMPLE Antibody™ technology and is a fully human antibody binding specifically to the protein GARP, involved in the regulation of production and release of active transforming growth factor beta (TGF-β). ABBV-151 is believed to selectively limit the immunosuppressive activity of activated regulatory T-cells (Tregs), thereby stimulating the immune system to attack cancer cells. While the normal function of Tregs is to suppress certain compartments of the immune system to prevent self-directed immune responses through the release of active TGF-β, Tregs can also prevent the immune system from recognizing and suppressing pathogenic cells, including cancer cells. argenx believes the selective inhibition of TGF-β release by Tregs is potentially superior to systemic inhibition of TGF-β activity or depletion of Tregs and may give rise to therapeutic products with an improved safety profile.

ABBV-151 was discovered under argenx’s Innovative Access Program (IAP) with the de Duve Institute / Université Catholique de Louvain / WELBIO and exclusively licensed under a research and option agreement in 2013.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’s ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and its three complementary Fc engineering technologies are designed to expand the therapeutic index of its product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, Vice President Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy and both argenx’s and AbbVie’s advancement of, and anticipated clinical development, regulatory and commercial milestone and royalty payments and plans related to ABBV-151.  By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.